UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1004

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

For the transition period from                      to

Commission file number: 0-17988

NEOGEN CORPORATION

401(k) RETIREMENT SAVINGS PLAN

(Full title of the plan and the address of the plan, if

different from that of the issuer named below)

Neogen Corporation

620 Lesher Place, Lansing, Michigan 48912

(Name of issuer of the securities held pursuant to

the plan and the address of its principal

executive office)

Financial Statements

and Supplemental Schedule

Neogen Corporation

401(k) Retirement Savings Plan

Years Ended December 31, 2018 and 2017

with Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of

Neogen Corporation

    401(k) Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Neogen Corporation 401(k) Retirement Savings Plan (Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The schedule of assets (held at end of year) is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Andrews Hooper Pavlik PLC

We have served as the Plan’s auditor since 2002.

Okemos, Michigan

June 26, 2019

Neogen Corporation

401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2018	2017
Assets
Cash and cash equivalents	$9,084	$—

Investments, at fair value:
Mutual funds	26,580,595	43,879,785
Common stock of plan sponsor	14,553,354	15,799,200
Collective investment trusts	15,775,425	2,717,097

Total investments	56,909,374	62,396,082

Receivables:
Employee contributions	93,891	111,136
Employer contributions	44,697	47,520
Notes receivable from participants	542,966	596,803

Total receivables	681,554	755,459

Total assets	57,600,012	63,151,541

Net assets available for benefits	$57,600,012	$63,151,541

Neogen Corporation

401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018
Additions
Investment income:
Net depreciation in fair value of investments	$(4,770,919)
Interest and dividends	516,989

Total investment income	(4,253,930)

Interest income on notes receivable from participants	28,354

Employee contributions	3,088,269
Employer contributions	1,388,509
Others (including rollovers)	787,003

Total contributions	5,263,781

Total additions	1,038,205

Deductions
Benefits paid to participants	6,436,919
Administrative expenses	152,815

Total deductions	6,589,734

Net change in net assets available for benefits	(5,551,529)
Net assets available for benefits at beginning of year	63,151,541

Net assets available for benefits at end of year	$57,600,012

Neogen Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2018

1. Description of the Plan

The following description of the Neogen Corporation 401(k) Retirement Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General

The Plan is a defined contribution plan covering the employees of Neogen Corporation (Company) who meet the age and service requirements. The Board of Directors of the Company control and manage the operation and administration of the Plan. Wells Fargo Bank, N.A. serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute a percentage of their pretax annual compensation, as defined in the plan document. The Company makes matching contributions as follows: $1.00 for each $1.00 on the first 3% of participant contributions and $.50 on each $1.00 on the next 2% of participant contributions up to the maximum allowable by the IRS. Participants are eligible for Company contributions after obtaining one year of service. Contributions are subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants are immediately vested in the Company contribution portion of their account.

Participants’ Accounts

Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of (1) Company discretionary contributions and (2) plan earnings, and charged with an allocation of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Neogen Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2018

1. Description of the Plan (continued)

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are automatically invested and subject to the same allocation percentages as the participant contributions. The Plan currently offers a variety of mutual funds, common stock of the Company, and a variety of collective investment trust options for participants.

Notes Receivable from Participants

Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant’s loan fund. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. The interest rate on new loans is prime plus one percent up to a maximum of ten percent. Principal and interest is paid ratably through payroll deductions.

Benefits and Distributions

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s balance in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the balance in his or her account as a lump-sum distribution.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as of the end of the plan year based on the quoted market prices of the underlying assets. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan’s interests in the collective investment trusts are based on the fair value of the Fund’s underlying investments as reported by Wells Fargo Bank, N.A. Collective Investment Funds using the audited financial statements of the Fund at year-end.

Neogen Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2018

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

As defined in the current authoritative guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance applies to all financial instruments that are measured and reported on a fair value basis. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of inputs used in the valuation techniques the Plan is required to provide information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

•	Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

•

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 – Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

For the years ended December 31, 2018 and 2017, the application of valuation techniques applied to similar assets and liabilities have been consistent.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Expenses

Plan administrative expenses are paid by either the Plan or the Company, as provided in the plan document.

Payments of Benefits

Benefit payments to participants are recorded as deductions upon distribution.

Neogen Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2018

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3. Plan Termination

Although it has not expressed any intention to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

4. Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 31, 2014, that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Generally, tax years 2015 through the current year remain open to examination. The Plan does not believe that the results from any examination of these open years would have a material adverse effect on the Plan.

Neogen Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2018

5. Fair Value Measurements

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Common stock of Plan sponsor: Valued at the closing price reported on the active market on which the security is traded.

Collective Investment Trusts: Valued at net asset value as a practical expedient to estimate fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Neogen Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2018

5. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018 and 2017.

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual funds	$26,580,595	$—	$—	$26,580,595
Common stock of plan sponsor	14,553,354	—	—	14,553,354

Total assets in the fair value hierarchy	41,133,949	—	—	41,133,949

Investments measured at net asset value	—	—	—	15,775,425

Investments at fair value	$41,133,949	$—	$—	$56,909,374

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual funds	$43,879,785	$—	$—	$43,879,785
Common stock of plan sponsor	15,799,200	—	—	15,799,200

Total assets in the fair value hierarchy	59,678,985	—	—	59,678,985

Investments measured at net asset value	—	—	—	2,717,097

Investments at fair value	$59,678,985	$—	$—	$62,396,082

Neogen Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2018

5. Fair Value Measurements (continued)

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2018 and 2017. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2018	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Collective trust funds	$15,775,425	n/a	Daily	12 months

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Collective trust fund	$2,717,097	n/a	Daily	12 months

6. Parties-In-Interest

The Plan invests in the common stock of Neogen Corporation, the Plan’s sponsor, a party-in-interest. Investment in Neogen Corporation common stock as of December 31, 2018 was $14,553,354 ($15,799,200 as of December 31, 2017). As of December 31, 2018, the investment in Neogen Corporation’s stock represents 255,322 shares at a market price of $57.00 per share. As of December 31, 2017, the investment in Neogen Corporation’s stock represents 256,241 shares at a market price of $61.66 per share. Share and per share amounts presented reflect the December 29, 2017 4-for-3 stock split as if it took place at the beginning of the period presented.

Plan investments include shares of mutual funds sponsored by Wells Fargo Bank, N.A., the Plan’s trustee, a party-in-interest. The Plan also paid the trustee administrative expenses of $152,815 in 2018 and $113,985 in 2017. In addition, notes receivable from participants are considered party-in-interest transactions.

Supplemental Schedule

Neogen Corporation

401(k) Retirement Savings Plan

Schedule H, Part IV, Line 4i- Schedule of Assets (Held at End of Year)

Year ended December 31, 2018

(a)	(b) Identity of Issuer, Lessor, or Similar Party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current Value
*	Wells Fargo Cash	Cash	N/A	N/A	$(26)
*	Wells Fargo Blackrock Short Term Fund	Cash	N/A	N/A	9,110
*	Wells Fargo Stable Return Fund F	Collective Investment Trust	(216,699 units held)	N/A	2,368,023
*	Wells Fargo Blackrock International Equity Index	Collective Investment Trust	(3,519 units held)	N/A	35,874
*	Wells Fargo Blackrock Large Cap Growth	Collective Investment Trust	(43 units held)	N/A	631
*	Wells Fargo Blackrock Large Cap Value Index	Collective Investment Trust	(714 units held)	N/A	8,572
*	Wells Fargo Blackrock RU 2000 Index TR	Collective Investment Trust	(51,716 units held)	N/A	914,965
*	Wells Fargo Blackrock RU 2000 Index F	Collective Investment Trust	(871 units held)	N/A	10,947
*	Wells Fargo Blackrock S&P Mid Cap Index F	Collective Investment Trust	(48,178 units held)	N/A	897,668
*	Wells Fargo Blackrock S&P Mid Cap Index TR	Collective Investment Trust	(1,451 units held)	N/A	18,286
*	Wells Fargo Blackrock S&P 500 Index F	Collective Investment Trust	(360,823 units held)	N/A	7,406,907
*	Wells Fargo Blackrock S&P 500 Index TR	Collective Investment Trust	(3,707 units held)	N/A	50,087
*	Wells Fargo Blackrock US AGG Bond Index	Collective Investment Trust	(9,416 units held)	N/A	101,140
*	Wells Fargo Federated Total Return Bond	Collective Investment Trust	(97,107 units held)	N/A	1,049,876
*	Wells Fargo T Rowe Price LCG MGD	Collective Investment Trust	(101,677 units held)	N/A	2,912,449
	Carillon Eagle S/C Growth	Mutual Fund	(51,372 units held)	N/A	2,317,394
	Hartford Mid Cap Fund	Mutual Fund	(62,119 units held)	N/A	1,849,909
	JP Morgan Mid Cap Value	Mutual Fund	(30,716 units held)	N/A	1,012,392
	T Rowe Price Short Term Bond	Mutual Fund	(27,091 units held)	N/A	126,243
	Vanguard Target Retirement Fund 2065	Mutual Fund	(1,210 units held)	N/A	23,736
	Vanguard Target Retirement Fund	Mutual Fund	(9,794 units held)	N/A	124,868
	Vanguard Target Retirement Fund 2015	Mutual Fund	(94,871 units held)	N/A	1,314,913
	Vanguard Target Retirement Fund 2025	Mutual Fund	(193,755 units held)	N/A	3,295,769
	Vanguard Target Retirement Fund 2035	Mutual Fund	(276,189 units held)	N/A	5,197,885
	Vanguard Target Retirement Fund 2045	Mutual Fund	(201,424 units held)	N/A	4,070,779
	Vanguard Target Retirement Fund 2055	Mutual Fund	(27,524 units held)	N/A	971,600
	American Europac Growth	Mutual Fund	(38,778 units held)	N/A	1,744,601
	Goldman Sachs Small Cap Value I	Mutual Fund	(5,343 units held)	N/A	248,485
	MFS Value FD CL	Mutual Fund	(28,707 units held)	N/A	1,009,909
	Vanguard Developing Markets Index	Mutual Fund	(16,823 units held)	N/A	201,203
	William Blair International Growth FD CL N	Mutual Fund	(32,953 units held)	N/A	776,363
	American Century Inflation ADJ CL A	Mutual Fund	(28,710 units held)	N/A	316,380
	Invesco Equity and Income Fund	Mutual Fund	(216,904 units held)	N/A	1,978,166
	Common Stock—
*	Neogen Corporation	Common Stock	(255,322 units held)	N/A	14,553,354
*	Notes receivable from participants	Interest rates of 4.25% to 6.25%			542,966

	TOTAL				$57,461,424

* Party-in-interest

N/A Not applicable—Cost information is not required with respect to participant or beneficiary directed transactions under an individual account plan.

Employer Identification Number 38-2367843
Three Digit Plan Number: 001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NEOGEN CORPORATION 401(K) RETIREMENT SAVINGS PLAN (Registrant)

Dated: June 28, 2019	By:	/s/ Steven J. Quinlan
Steven J. Quinlan
Plan Administrator